Exhibit 11.1
LANVISION SYSTEMS, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Fiscal Year
	2005	2004	2003
Net earnings	$2,551,072	$557,676	$1,019,166

Average shares outstanding	9,121,369	9,067,816	8,996,734
Stock options	631,271	287,352	404,049
Warrants assumed converted	750,000	—	—
Assumed treasury stock buyback	(1,077,590)	(121,848)	(193,542)
Convertible redeemable preferred stock assumed converted	—	—	—

Number of shares used in per common share computation	9,425,050	9,233,320	9,207,241

Basic net earnings per share of common Stock	$.28	$.06	$.11

Diluted net earnings per share of common stock	$.27	$.06	$.11